Exhibit 99.1

June 4, 2019

Name of Company:	A.D.Works. Co., Ltd.
Representative:	Hideo Tanaka, President and CEO
(Code: 3250; listed on First Section of Tokyo Stock Exchange)
Contact:	Katsutoshi Hosoya, Senior Managing Director and CFO
Telephone:	+81-(0)3-4500-4208

Notice on Preparation for Transition to Holding Company Structure through Sole Share Transfer

The Company hereby announces that, at the Board of Directors meeting held today, it decided to begin preparations to transition to a holding company structure with a target date of April 1, 2020 (tentative), as detailed below.

The transition to a holding company structure will be subject to the approval of the related proposals at the general meeting of shareholders planned to be held in November 2019 and authorization by the relevant government authorities.

In addition, the Company is also announcing today its Group’s Mid-range Business Plan in the “Notice on Sixth Mid-range Business Plan (Fiscal Year Ended March 2020 to Fiscal Year Ended March 2022).” Moreover, as noted in the “Notice on Non-commitment Type Rights Offering (Non-discount Type Exercise Price) and Gratitude Dividend (Interim Dividend),” the Company has decided to conduct a non-commitment type rights offering (non-discount type exercise price) effective today. As this financing is an integral part of the Sixth Mid-range Business Plan, in the event that sufficient funds for the execution of the Sixth Mid-range Business Plan are not raised in the financing, the Company intends to reconsider the timing and advisability of transitioning to a holding company structure.

The Company will provide further information as soon as details on this decision have been determined.

The share transfer described in this press release involves securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. In addition, it may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share transfer, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

1.	Background and objective of transition to holding company structure

In its mid-range business plans for each term thus far, including in its second plan (covering the period for building the business model), its third plan (covering the period for establishing the business model), its fourth plan (covering the period for developing the business model) and its fifth plan (covering the period for expanding the business model and the period for preparing for new business development), the Company has dedicated itself to synchronizing growth in its business models and achieving higher corporate value.

The Company believes that its Group’s business models have been well received by wealthy customers because its series of value chain services, including selecting properties, enhancing value, post-sale management, maintenance and repair work and a generous follow-up care system, represent asset investment solutions that offer unprecedented premium advantages at a value that goes beyond the price itself.

The expansion of the Group’s business, which has its origins in the real estate business, into a business targeting wealthy clients is evidence of the success of these efforts.

The Sixth Mid-range Business Plan, released today, is intended to realize a high-level business model that will expand this even further into a premium business and provide a wide range of premium value to a range of clients.

In other words, in addition to further enhancing the value provided by our value chain based on income properties, the Company will expand its portfolio while taking a flexible approach to its business domains and business areas in order to further strengthen its business aimed at wealthy clients through, for example, developing investment products that go beyond real estate and offering asset-related services.

Moreover, in the real estate business, the Company will diversify its product lineup while improving its product planning capacity with the aim of expanding its client base to cover a range of clients from individual clients to institutional investors.

Changing to a holding company structure makes it easier to utilize a range of methods, such as business tie-ups, capital tie-ups, and M&A, in order to accelerate this kind of flexible business expansion. In addition, we believe it is an important measure that will serve as the backbone for development into a premium business, such as speeding up decision-making related to business development by transferring a certain level of authority to the operating company, introducing an HR strategy appropriate for each business in order to utilize diverse personnel, and optimizing risk-taking and risk hedging.

2.	Method for transitioning to holding company structure

The Company will transition to a holding company structure by establishing a holding company through a sole share transfer pursuant to which the Company will become a wholly-owned subsidiary of the holding company. As a result, although the Company’s shares will be delisted, the Company plans to apply for a so-called “technical listing” with the Tokyo Stock Exchange for the shares in the holding company that will be allocated to the Company’s shareholders and have those shares continue to be listed on the First Section of the Tokyo Stock Exchange, so that its stock listing will essentially be unchanged.

We will promptly provide information on the details on the framework for the holding company structure and related matters once such details have been determined. As of today, we plan to allot a 0.1 shares in the holding company for every share in the Company as the share transfer ratio.

Share allotment involved in share transfer (tentative share transfer ratio)

Name of company	Holding company (parent company holding all shares of A.D.Works. Co., Ltd.)	A.D.Works. Co., Ltd. (wholly-owned subsidiary)
Share transfer ratio	0.1	1

(Notes)

①	Allotment involved in share transfer

The Company plans to allot a 0.1 shares of common stock in the holding company that will be established for every one share of common stock held by shareholders to all shareholders of record as of the day before the effective date for the share transfer.

If, as a result of the share transfer, the number of shares of the common stock of the holding company that are allotted to the shareholders of the Company includes any fraction constituting less than one share of common stock, the holding company will pay the shareholders the amount corresponding to such factional share, in accordance with Article 234 of the Company Act and other applicable laws and regulations.

②	Share trading unit and treatment of shares constituting less than a whole unit

The holding company plans to adopt a share trading unit system under which one share trading unit of stock is 100 shares. The shareholders in the Company who are allotted shares in the holding company that constitute less than a whole unit cannot sell their allotted shares on the Tokyo Stock Exchange or any other stock exchange. However, the Company expects that shareholders holding shares that constitute less than a whole unit will be permitted to request the holding company to purchase these shares.

③	Name of holding company

We will provide information on the name of the holding company once it has been determined.

3.	Schedule for the transition to the holding company structure

Late October 2019 (tentative)	Board of Directors meeting on transition to holding company structure
Late November 2019 (tentative)	Extraordinary general meeting of shareholders on transition to holding company structure
April 1, 2020 (tentative)	Transition to holding company structure

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